MOELIS & COMPANY LLC
(SEC I.D. No. 8-67705)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Moelis & Company LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Moelis & Company LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Deloitte + Touche LLP

February 26, 2020

We have served as the Company's auditor since 2008.

Moelis & Company LLC
Statement of Financial Condition
As of December 31, 2019
(dollars in thousands)

Assets

Cash and cash equivalents	$	82,234
Accounts receivable (net of allowance for doubtful accounts of $2,808)		38,869
Accrued and other receivables		4,816
Due from affiliates		2,146
Investments at fair value (cost basis $122,173)		122,620
Equipment and leasehold improvements		601
Prepaid expenses and other assets		331
Total assets	$	251,617

Liabilities and member's capital

Due to affiliates	$	126,777
Deferred revenue		3,023
Accounts payable and other liabilities		4,050
Total liabilities		133,850
Member's capital		117,767
Total liabilities and member's capital	$	251,617

See notes to Statement of Financial Condition

Moelis & Company LLC
Notes to Statement of Financial Condition
As of December 31, 2019
(dollars in thousands)

1. **ORGANIZATION AND NATURE OF BUSINESS**

   Moelis & Company LLC (the "Company") is a Delaware limited liability company providing financial advisory and capital raising services to a broad client base including corporations, institutions and governments. The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority ("FINRA"), and is a wholly-owned subsidiary of Moelis & Company Group LP ("Group LP"). Group LP is controlled by Moelis & Company.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Basis of Presentation – The accompanying Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

   Cash and Cash Equivalents – Cash and cash equivalents include all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less from the date of purchase. As of December 31, 2019, the Company had $59,945 invested in U.S. treasury instruments and $8,973 invested in a government securities money market fund. Additionally, the Company had cash of $13,316 maintained in bank accounts, some balances exceeding the FDIC coverage limit of $250.

   Fair Value of Financial Assets and Liabilities – The Company's financial assets and liabilities are carried at fair value or amounts approximating fair value. The Company's financial assets and liabilities include cash and cash equivalents, receivables, investments and certain other assets and liabilities. The carrying value of certain instruments has been determined to approximate fair value since they are short-term in nature.

   Investments – Investments are reflected on the Statement of Financial Condition at fair value. The fair values assigned to the Company's investments are based upon available market information and may not represent the amount which is ultimately realized.

   Accounts Receivable, Accrued Revenue and Allowance for Doubtful Accounts – The accounts receivable balance shown in the Statement of Financial Condition is presented net of allowance for doubtful accounts based on the Company's assessment of the collectability of customer accounts. Accrued revenue is recorded for revenue earned, but not billed.

   Included in the accounts receivable balance at December 31, 2019 were $19,879 of long term receivables related to private funds advisory capital raising engagements, which are generally paid in installments over a period of three to four years.

   The Company maintains an allowance for doubtful accounts that, in management's opinion, provides for an adequate reserve to cover any losses that may be incurred upon collection. The Company regularly reviews the allowance by considering factors such as historical experience, credit quality, age of the accounts receivable balances, and the current economic conditions that may affect a customer's ability to pay such amounts owed to the Company.

Moelis & Company LLC
Notes to Statement of Financial Condition
As of December 31, 2019
(dollars in thousands)

Equipment and Leasehold Improvements – Equipment consists primarily of office equipment, computer equipment, and furniture and fixtures and is stated at cost less accumulated depreciation, which is determined using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are stated at cost less accumulated amortization, which is determined using the straight-line method over the lesser of the term of the lease or the estimated useful lives of the assets.

Major renewals and improvements are capitalized and minor replacements, maintenance and repairs are charged to expense as incurred. Upon retirement or disposal of assets, the cost and related accumulated depreciation or amortization are removed from the Statement of Financial Condition.

Revenue and Expense Recognition – We earn substantially all of our revenues from advisory engagements and, in many cases, we are not paid until the completion of an underlying transaction. The Company recognizes revenues from providing advisory services when or as our obligations are fulfilled and collection is reasonably assured. The vast majority of our advisory revenues, which include reimbursements for certain out-of-pocket expenses, are recognized over time; however, a small number of transactions may be recognized at a point in time. We provide our advisory service on an ongoing basis which, for example, may include evaluating and selecting one of multiple strategies. During such engagements, our clients are continuously benefitting from our counsel and the over time recognition matches the transfer of such benefits. However, the recognition of transaction fees is constrained until substantially all services have been provided, specified conditions have been met and it is probable that a revenue reversal will not occur in a future period. Upfront fees and retainers specified in our engagement letters that meet the over time criteria will be recognized on a systematic basis over the estimated period where the related services are performed. Revenues may be recognized at a point in time if the engagement represents a singular objective that does not transfer any notable value until formally completed, such as when issuing a fairness opinion. In these instances, the point in time recognition appropriately matches the transfer and consumption of our services.

Incremental costs of obtaining a contract are expensed as incurred since such costs are generally not recoverable and the typical duration of our advisory contracts is less than one year. Costs to fulfill contracts consist of out-of-pocket expenses that are part of performing our advisory services and are typically expensed as incurred, pursuant to the service agreement ("Agreement") with Group LP, except where the transfer and consumption of our services occurs at a point in time. For engagements recognized at a point in time, out-of-pocket expenses are capitalized. The Company records deferred revenues when it receives fees from clients that have not yet been earned (e.g. an upfront fee) or when the Company has an unconditional right to consideration before all performance obligations are complete (e.g. upon satisfying conditions to earn an announcement fee, but before the transaction is consummated).

Complications that may terminate or delay a transaction include failure to agree upon final terms with the counterparty, failure to obtain required regulatory consents, failure to obtain board or stockholder approvals, failure to secure financing, adverse market conditions or unexpected operating or financial problems related to either party to the transaction. In these circumstances, we often do not receive advisory fees that would have been received if the transaction had been completed, despite the fact that we may have devoted considerable time and resources to the transaction. Barriers to the completion of a restructuring transaction may include a lack of anticipated bidders for the assets of our client, the inability of our client to restructure its operations,

Moelis & Company LLC
Notes to Statement of Financial Condition
As of December 31, 2019
(dollars in thousands)

or indebtedness due to a failure to reach agreement with its creditors. In these circumstances, our fees are generally limited to monthly retainer fees and reimbursement of certain out-of-pocket expenses.

We do not allocate our revenue by the type of advice we provide because of the complexity of the transactions on which we may earn revenue and our holistic approach to client service. For example, a restructuring engagement may evolve to require a sale of all or a portion of the client, M&A assignments can develop from relationships established on prior restructuring engagements, and capital markets expertise can be instrumental on both M&A and restructuring assignments.

Interest and Dividend Income – Interest and dividend revenue consists of interest and dividend income earned on principal investments held by the Company and receivables from the Company's placement fees from its private funds advisory business.

Equity-based Compensation – The Company recognizes the cost of employee services received in exchange for an equity instrument award. The cost is based on its grant-date fair value amortized over the service period required by the award's vesting terms.

Income Taxes – No provision for income taxes have been made in the accompanying Statement of Financial Condition. The Company is a single member LLC and a disregarded entity for U.S. tax purposes. Group LP, as the Company's sole member, is responsible for reporting the Company's income or losses to the extent required by federal, state, and local income tax laws and regulations, resulting from its ownership interest in the Company. Certain state and local tax authorities levy taxes on the Company's parent based on its income.

Tax years from 2014 through 2018 are subject to examination by U.S. federal, state and local tax authorities. The Company has no open examinations as of December 31, 2019. The Company is organized as a limited liability company, which reports its income and expenses on an accrual basis. Certain state and local tax authorities levy taxes on the Company's parent based on its income.

Use of Estimates – The preparation of the Statement of Financial Condition and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period that they are determined to be necessary.

In preparing the Statement of Financial Condition, management makes estimates and assumptions regarding:

- The adequacy of the allowance for doubtful accounts;
- The assessment of whether revenues should be constrained due to the probability of a significant revenue reversal;
- Measurement of equity-based compensation; and
- Other matters that affect the reported amounts and disclosures of contingencies in the Statement of Financial Condition.

Moelis & Company LLC
Notes to Statement of Financial Condition
As of December 31, 2019
(dollars in thousands)

3. RECENT ACCOUNTING PRONOUNCEMENTS

In June 2016, the FASB issued Accounting Standards Update No. 2016-13, ""Measurement of Credit Losses on Financial Instruments" ("ASU 2016-13"). ASU 2016-13 replaces the incurred loss impairment methodology for financial instruments with the current expected credit loss (CECL) model which requires estimates of future credit losses based on reasonable supporting information, such as historical experience and current conditions. ASU 2016-13 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application is permitted. Upon initial evaluation, we do not anticipate any material changes to our Statement of Financial Condition.

In August 2018, the FASB issued Accounting Standards Update No. 2018-15, "Goodwill and Other —Internal Use Software" ("ASU 2018-15"). ASU 2018-15 clarifies the appropriate accounting for implementation, setup, and other upfront costs for cloud computing service contracts. The amendment aligns the requirements for capitalizing implementation costs incurred in cloud computing arrangements with the requirements for capitalizing costs to develop or obtain internal-use software. ASU 2018-15 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted. Upon initial evaluation, the Company expects to capitalize future implementation costs of certain cloud computing arrangements, but does not anticipate such amounts to be material to our Statement of Financial Condition.

In March 2019, the FASB issued Accounting Standards Update No. 2019-01, "Leases" ("ASU 2019-01"). ASU 2019-01 enhances the guidance in ASC 842 surrounding the fair value of underlying assets for lessors, presentation of sales-type and direct financing leases on the statement of cash flows, and transition guidance surrounding accounting changes and error corrections. ASU 2019-01 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early application is permitted. Upon initial evaluation, we do not anticipate any material changes to our Statement of Financial Condition.

In December 2019, the FASB issued Accounting Standards Update No. 2019-12, "Income Taxes" ("ASU 2019-12"). ASU 2019-12 attempts to reduce the complexity of accounting for income taxes. Specifically, this update removes several exceptions under ASC 740 including an exception to the general methodology of calculating income tax in an interim period where the year-to-date loss exceeds the expected loss for the year. ASU 2019-12 also adds several requirements to ASC 740 including requiring that an entity reflect the impact of changes in tax laws in the interim period of the enactment date. ASU 2019-12 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early application is permitted. Upon initial evaluation, we do not anticipate any material changes to our Statement of Financial Condition.

4. INVESTMENTS

The Company established a fair value hierarchy which prioritizes and ranks the level of market price observability used in measuring investments at fair value.

Market price observability is impacted by a number of factors, including the type of investments, the characteristics specific to the investments, and the state of the marketplace (including the existence and transparency of transactions between market participants). Investments with readily-available

Moelis & Company LLC
Notes to Statement of Financial Condition
As of December 31, 2019
(dollars in thousands)

actively quoted prices or for which fair value can be measured from actively-quoted prices in an orderly market will generally have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Investments measured and reported at fair value are classified and disclosed in one of the following categories (from highest to lowest) based on inputs:

Level 1 – Quoted prices (unadjusted) are available in active markets for identical investments that the Company has the ability to access as of the reporting date. The type of investments which would generally be included in Level 1 include listed equity securities and listed derivatives. The Company, to the extent that it holds such investments, does not adjust the quoted price for these investments, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.

Level 2 – Pricing inputs are observable for the investments, either directly or indirectly, as of the reporting date, but are not the same as those used in Level 1. Fair value is determined through the use of models or other valuation methodologies.

Level 3 – Pricing inputs are unobservable for the investments and include situations where there is little, if any, market activity for the investments. The inputs into the determination of fair value require significant judgment or estimation by the Company's management. The types of investments which would generally be included in this category include debt and equity securities issued by private entities.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given investment is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The following table summarizes the levels in the above fair value hierarchy into which the Company's investments fall as of December 31, 2019:

	Total	Level 1	Level 2	Level 3
Included in cash and cash equivalents				
Government securities money market	$ 8,973	$ -	$ 8,973	$ -
U.S. treasury instruments	59,945	-	59,945	-
Investments				
U.S. treasury instruments	122,620	-	122,620	-
Total financial assets	$ 191,538	$ -	$ 191,538	$ -

At the end of the reporting period, the Company reviews its U.S. treasury instruments held to determine whether the securities are of the most recent issuance of that security with the same maturity. If a U.S. treasury instrument was acquired from the most recent issuance it is classified as Level 1, otherwise it is classified as Level 2.

Moelis & Company LLC
Notes to Statement of Financial Condition
As of December 31, 2019
(dollars in thousands)

5. EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Equipment and leasehold improvements at December 31, 2019, consist of the following:

	Useful lives	Amount
Office equipment	3 Years	$ 1,419
Leasehold improvements	5 Years	159
Total		1,578
Less accumulated depreciation and amortization		(977)
Equipment and leasehold improvements		$ 601

6. MEMBER'S CAPITAL

The Company received non-cash capital contributions of $98,936 from Group LP for the year ended December 31, 2019 in connection with equity-based compensation. Group LP allocates the applicable vesting service expenses of Moelis & Company equity awards for employees to the Company. As the Company is not required to reimburse Group LP for this equity-based compensation expense allocation, the contribution is recognized as an increase to member's capital in the accompanying Statement of Financial Condition.

For the year ended December 31, 2019, the Company distributed capital of $251,000 to Group LP.

7. RELATED-PARTY TRANSACTIONS

As of December 31, 2019, the Company entered into a service agreement ("Agreement"), with Group LP, under which Group LP provides services to the Company relating to office and facilities, clerical and ministerial services, travel and entertainment, recruiting, office equipment and supplies, human resources, compensation, organizational and start-up services. As consideration for such services, Group LP charges the Company agreed-upon service fees, which have been determined based upon the parties' estimate of the value of the goods and services provided. Such fees are subject to periodic adjustment based on good faith negotiation between the parties, taking into consideration the relative costs and benefits of the services. The parties to the Agreement agree that the Company has no obligation to any third party for the services that Group LP provides. Group LP is solely responsible for any amounts owed relating to costs incurred by it in providing services to the Company.

As of December 31, 2019, due from affiliates reflects $61 owed by Moelis & Company Asia Limited, $467 owed by Moelis & Company UK LLP and $1,618 owed by Moelis & Company Europe Limited, Frankfurt am Main Branch in connection with shared services. Due to affiliates reflects $126,721 owed to Group LP and $56 owed to Moelis & Company Assessoria Financeira Ltda in connection with shared services and service agreement allocations.

8. COMMITMENTS AND CONTINGENCIES

Leases – The Company maintains operating leases with expiration dates that extend through 2020.

Moelis & Company LLC
Notes to Statement of Financial Condition
As of December 31, 2019
(dollars in thousands)

The future minimum rental payments required under the operating leases in place at December 31, 2019 are as follows:

Fiscal Year Ended	Amount
2020	$ 205
	$ 205
Present Value Adjustment	$ 15
Total	$ 190

Contractual Arrangements – In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. In addition, under the terms of the Limited Liability Company Agreement, the Company has agreed to indemnify its officers, directors, employees, agents or any person who serves on behalf of the Company from any loss, claim, damage, or liability which such person incurs by reason of his performance of activities of the Company, provided they acted in good-faith. Based on experience, the Company's management expects the risk of loss related to these indemnifications to be remote.

Legal – In the ordinary course of business, from time to time the Company and its affiliates are involved in judicial or regulatory proceedings, arbitration or mediation concerning matters arising in connection with the conduct of its businesses, including contractual and employment matters. In addition, government agencies and self-regulatory organizations conduct periodic examinations and initiate administrative proceedings regarding the Company's business, including, among other matters, compliance, accounting and operational matters, that can result in censure, fine, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer, investment advisor, or its directors, officers or employees. In view of the inherent difficulty of determining whether any loss in connection with such matters is probable and whether the amount of such loss can be reasonably estimated, particularly in cases where claimants seek substantial or indeterminate damages or where investigations and proceedings are in the early stages, the Company cannot estimate the amount of such loss or range of loss, if any, related to such matters, how or if such matters will be resolved, when they will ultimately be resolved, or what the eventual settlement, fine, penalty or other relief, if any, might be. Subject to the foregoing, the Company believes, based on current knowledge and after consultation with counsel, that it is not currently party to any material pending proceedings, individually or in the aggregate, the resolution of which would have a material effect on the Company.

9. REGULATORY REQUIREMENTS

Under the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) Alternative Standard under Section (a)(1)(ii), the minimum net capital requirement is $250. At December 31, 2019, the Company had net capital of $160,401, which was $160,151 in excess of its required net capital.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and accordingly is exempt under Section (k)(2)(ii) of SEC Rule 15c3-3.

Moelis & Company LLC
Notes to Statement of Financial Condition
As of December 31, 2019
(dollars in thousands)

10. SUBSEQUENT EVENTS

Management has evaluated the impact of all subsequent events on the Company and has determined that there were no subsequent events through the date of issuance of the Statement of Financial Condition requiring recognition or disclosure in the Statement of Financial Condition other than as follows:

On February 21, 2020 the Company made a distribution to Group LP in the amount of $59,931.